  Exhibit 99.12

NOTICE OF CONVERTIBLE SECURED PROMISSORY NOTE PARTIAL CONVERSION

THIS NOTICE OF CONVERTIBLE SECURED PROMISSORY NOTE PARTIAL CONVERSION (this “Notice”), dated September 16, 2019 (the “Notice Date”), is being delivered to MusclePharm Corporation, a Nevada corporation (the “Company”), by Ryan Drexler (the “Noteholder”), pursuant to that certain Amended and Restated Convertible Secured Promissory Note, dated as of November 8, 2017, issued by the Company to the Noteholder (the “Note”).

The Noteholder hereby notifies the Company of the Noteholder’s election to convert, as of the Notice Date, $18,000,000.00 of the currently outstanding Conversion Amount (as defined in the Note) under the Note, which converted amount shall include all accrued and unpaid interest under the Note as of the Notice Date, into shares of Common Stock, $0.001 par value per share, of the Company, at a conversion price equal to one dollar and eleven cents ($1.11) per share, pursuant to the terms and conditions set forth in the Note.

For the avoidance of doubt, the conversion of $18,000,000.00 of the Conversion Amount as of the Notice Date is a conversion of a portion of, and not all of, the amounts currently outstanding in respect of the Note. Following such conversion, the Note will remain outstanding in accordance with its terms in respect of all amounts in excess of the $18,000,000.00 of the Conversion Amount that is subject to such conversion, and the Noteholder retains and reserves all rights and claims under the Note in respect of all such excess amounts now existing and hereafter accruing.

Sincerely, RYAN DREXLER /s/ Ryan Drexler

Acknowledged and Agreed: MUSCLEPHARM CORPORATION By: /s/ Alberto Andrade Name: Alberto Andrade Title: Chief Operating Officer